UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

KYPHON INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror)

1.00% CONVERTIBLE SENIOR NOTES DUE 2012

1.25% CONVERTIBLE SENIOR NOTES DUE 2014

(Title of Class of Securities)

501577 AA8

501577 AB6

(CUSIP Number of Class of Securities)

Keyna Skeffington

Assistant Secretary

Kyphon Inc.

710 Medtronic Parkway, MS #LC300

Minneapolis, Minnesota 55432-5604

(763) 514-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Robert A. Koenig, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025-3656

(650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$400,000,000	$12,280

*	For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a change of control repurchase offer for the 1.00% Convertible Senior Notes due 2012 and 1.25% Convertible Senior Notes due 2014 pursuant to the indenture. The amount of the filing fee is calculated in accordance with section 13(e)(3) of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,280	Filing Party: Kyphon Inc.
Date Filed: November 8, 2007	Form or Registration No.: SC TO-I (File No. 005-78727)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) is the final amendment to the Tender Offer Statement on Schedule TO filed by Kyphon Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on November 8, 2007 (the “Schedule TO”) and reports the final results of the offer by the Company to purchase for cash all of its outstanding 1.00% Convertible Senior Notes due 2012 (the “2012 Notes”) and 1.25% Convertible Senior Notes due 2014 (the “2014 Notes” and, together with the 2012 Notes, the “Notes”), upon the terms and subject to the conditions set forth in: (1) the Indenture dated as of February 6, 2007 by and between Kyphon Inc. and U.S. Bank National Association, as trustee, (2) the Notes, and (3) the Notice of Fundamental Change and Offer to Purchase dated November 8, 2007, which was previously filed as Exhibit (a)(1) to the Schedule TO (the “Offer to Purchase”).

The Offer expired at 5:00 p.m., Eastern Time, on December 11, 2007. The Schedule TO as amended and supplemented by this Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2), (3) and (4) under the Securities Exchange Act of 1934, as amended.

Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have their respective meanings given to them in the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is amended and supplemented by the following:

Result of Tender Offer

The Offer expired at 5:00 p.m., Eastern Time, on December 11, 2007. Based on information provided to the Company by the Trustee, no Notes were validly tendered pursuant to the Offer prior to its expiration.

Conversion Of Notes

As described in the Offer to Purchase, holders of Notes were entitled to convert their Notes until thirty-five (35) calendar days after the actual effective date of the Merger or the Fundamental Change Purchase Date, which occurred on December 12, 2007. Based on information provided to the Company by the Trustee, $400,000,000 aggregate principal amount of Notes were converted by holders of Notes on or prior to the Fundamental Change Purchase Date.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Dated: December 13, 2007.

KYPHON INC.

By:	/s/ Arthur T. Taylor
	Name:	Arthur T. Taylor
	Title:	Vice President and Chief Operating Officer